

Mail Stop 3561

September 22, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Roland M. Andersen
 Chief Financial Officer
TORM A/S
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark

      Re: Torm A/S
             Form 20-F for the year ended December 31, 2008
             File No. 0-49650

Dear Mr. Andersen:

      We have completed our review of your Form 20-F and have no further comments at this time.

                Sincerely,

                David R. Humphrey
                Branch Chief